Exhibit 99.1

Ayr Wellness Announces Opening of its Relocated Dania Beach Store in Florida

MIAMI, August 31, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announces the opening of its relocated Dania Beach store, offering an elevated patient experience.

The new store, located at 222 N Federal Hwy, Ste. 103, Dania Beach, FL 33004, is just over a mile away from the former location and moments away from the Fort Lauderdale–Hollywood International Airport and the major intersection of US-1 and A1A.

“We’re happy to reopen in Dania Beach, a community where we’ve received strong support from the local patient population, with our newly relocated dispensary. Patients who visited our former location will find an upgraded retail experience and an array of newly introduced products and brands, complementing the offerings they’ve come to love. The new location is indicative of the improvements we continue to make in our Florida operation, which includes our 50 retail locations and our suite of branded products,” said Jonathan Sandelman, Founder and CEO of Ayr.

The new store spans more than 2,000+ sq. ft. of retail space and offers patients an expansive menu, including brands and products from Ayr’s national portfolio, such as Kynd premium whole flower, Walking Stix pre-rolls, Entourage vapes and Secret Orchard vapes, distillates and edibles.

Ayr relocated its U.S. headquarters from New York City to Miami following it acquisition of Liberty Health Sciences in 2021, underscoring the Company’s commitment to the region. Since the acquisition, Ayr has expanded its retail footprint by more than 60% and has introduced its suite of national brands and products to its dispensaries statewide. Today, Ayr Wellness proudly employs more than 745 people across the state of Florida, including corporate, retail and production positions.

Florida has more than 745,000 patients enrolled in its medical marijuana program as of August 26, 2022, per Florida OMMU. Florida’s cannabis market ranks fourth in the nation by total legal cannabis sales, per BDSA, and generated over $1.8 billion in medical cannabis revenue in 2021. BDSA expects Florida’s legal cannabis market to generate $3.4 billion per year by 2026.

For more information about Ayr Wellness or to locate your nearest dispensary, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions and acquire desirable retail sites on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com